                                                                 File No: 69-352

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549



                                  FORM U-3A-2

                     Statement by Holding Company Claiming
                  Exemption Under Rule U-2 from the Provisions
               of the Public Utility Holding Company Act of 1935

                      For The Year Ended December 31, 1996



                  MCN CORPORATION d/b/a MCN ENERGY GROUP INC.

hereby files with the Securities and Exchange Commission (SEC), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA of 1935), and submits the following information:


I.   NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF

     MCN CORPORATION: MCN Corporation (MCN or the Corporation), doing business as MCN Energy Group Inc. since January 14, 1997, is a diversified energy holding company with natural gas markets and investments throughout North America. At its 1997 Annual Meeting of Shareholders to be held on April 22, 1997, MCN's Shareholders will vote on a proposed amendment to the MCN Articles of Incorporation to change the name of the Corporation to MCN Energy Group Inc. MCN is organized under the laws of the state of Michigan and has its principal executive offices at 500 Griswold Street, Detroit, Michigan 48226. The Corporation owns directly all of the outstanding common stock of Michigan Consolidated Gas Company (MichCon), Citizens Gas Fuel Company (Citizens), and MCN Investment Corporation (MCNIC). MCN's major business groups are Gas Distribution and Diversified Energy. In June 1996, MCN completed the sale of its computer operations subsidiary, The Genix Group, Inc. (Genix), to Affiliated Computer Services, Inc. Except where otherwise indicated, the companies set forth below are Michigan corporations located at 500 Griswold Street, Detroit, Michigan 48226.


                                GAS DISTRIBUTION

     Gas Distribution, through the following subsidiaries, operates the largest natural gas distribution and intrastate transmission system in Michigan and one of the largest in the United States.

A. MICHIGAN CONSOLIDATED GAS COMPANY: MichCon is a public utility engaged in the distribution and transmission of natural gas in the state of Michigan. MichCon was organized in 1898 and, with its predecessors, has been in business for nearly 150 years. MichCon serves 1.2 million residential, commercial and industrial customers in the Detroit, Grand Rapids, Ann Arbor, Traverse City and Muskegon metropolitan areas and in various other communities throughout the state of Michigan. MichCon conducts substantially all of its business in the state of Michigan and is subject to the jurisdiction of the Michigan Public Service Commission
     (MPSC) as to various phases of its operations, including gas sales rates, service, and accounting. Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MichCon.

      1. Michigan Consolidated Homes Limited Dividend Housing Corporation a/k/a MichCon Homes, a Delaware corporation, operates a 130-unit, low and moderate income housing project in Detroit, Michigan.

      2. MichCon Development Corporation, through its various partnership arrangements, is engaged in the design, construction and management of Harbortown, a residential and small commercial development constructed on a 50 acre parcel along the Detroit River in Detroit, Michigan.

      3. Blue Lake Holdings, Inc. (Blue Lake), holds a 50% interest in a partnership that has converted a depleted natural gas field in northern Michigan into a 46 Bcf natural gas storage field which it now operates. MichCon owns 50% of Blue Lake, the other half is owned by Storage Development Company, a subsidiary of MCNIC. In February 1997, Diversified Energy signed an agreement to sell its share of Blue Lake effective December 1997.

      4. MichCon Fuel Services Company markets natural gas as a vehicular fuel.

      5. MichCon Pipeline Company, through the subsidiaries below, is engaged in pipeline projects.

           a. MichCon Gathering Company owns and operates the Antrim Expansion Pipeline.

           b. Saginaw Bay Pipeline Company is the 66% general partner in a partnership that operates a 126-mile pipeline which transports natural gas and natural gas liquids from reserves in east-central Michigan to natural gas processing plants in northern Michigan. On January 1, 1996 Saginaw Bay Pipeline Company was transferred from MCNIC to MichCon.

           c. Saginaw Bay Lateral Company is the 46% general partner in a partnership which owns and operates lateral pipelines interconnecting with the 126-mile pipeline previously described. On January 1, 1996 Saginaw Bay Lateral Company was transferred from MCNIC to MichCon.

           d. Westside Pipeline Company invests in various pipeline assets through its 82.62% interest in the Jordan Valley Partnership.

              On January 1, 1996 Westside Pipeline Company transferred its interests in Warner Treating Limited Liability Company and
              Terra Westside Processing Company to MCNIC Michigan Holdings, Inc. In addition, Westside Pipeline Company transferred its 6 mile pipeline to MCNIC Michigan Holdings, Inc. Westside Pipeline Company was then transferred from MCNIC to MichCon.

           e. Thunder Bay Gathering Company was formed in 1996 and holds an option to acquire the Thunder Bay Pipeline.


      6. Huron Pipeline Company was formed in 1996 to acquire an ownership interest in the ANR Link Pipeline, which interconnects with a pipeline owned by Niagara Gas Transmission Limited, a subsidiary of The Consumers Gas Co. Ltd.

      7. G-T Energy Concepts, Inc. ceased business operations on August 31, 1996 and is planned to be dissolved during 1997. G-T Energy Concepts, Inc., developed a natural gas torch and the related fueling modules which were adapted for use in metal cutting, brazing and soldering.

      8. Fuel Concepts, Inc. was sold on December 6, 1996. Fuel Concepts, Inc., was involved in the development and commercialization of low pressure natural gas storage and related technologies.

B. CITIZENS GAS FUEL COMPANY: Citizens is a public utility engaged in the distribution and transmission of natural gas. Citizens was organized in 1951 and, with its predecessors, has been in business for over 140 years. Citizens serves approximately 14,000 residential, commercial and industrial customers in and around Adrian, Michigan. Citizens' principal executive offices are located at 127 N. Main Street, Adrian, Michigan 49221. Citizens conducts all of its business in the state of Michigan and its rates are set by the Adrian Gas Rate Commission. Other various phases of its operations are subject to the jurisdiction of the MPSC.

C. SOUTHERN MISSOURI GAS COMPANY: During 1995, MCN agreed to acquire a 47.5% interest in a partnership formed to construct, own and operate a natural gas transmission and distribution system located in southern Missouri. The agreement was subject to MCN obtaining authorization from the SEC for the acquisition under Section 9(a)(2) of PUHCA of 1935. In September 1996, MCN received notification from the SEC that the acquisition was consistent with its exemption under PUHCA of 1935. Southern Missouri Gas Company, L.P. ("SMGC") was formed effective November 1, 1996.

     SMGC is a public utility engaged in the distribution and transmission of natural gas. SMGC, with its predecessors, has been in business since
     1995. At year-end 1996 SMGC served approximately 4,000 residential, commercial, and industrial customers in southern Missouri. The principal executive offices of SMGC are located at 301 East 17th Street, Mountain Grove, Missouri 65711. SMGC conducts all of its business in the state of Missouri and is subject to the jurisdiction of the Missouri Public Service Commission as to various phases of its operations, including gas sales rates, service, and accounting.


                               DIVERSIFIED ENERGY

D. MCN INVESTMENT CORPORATION: MCNIC, organized in 1986, is the holding company for MCN's various diversified energy subsidiaries. MCNIC's major business segment is Gas Services. In the Gas Services segment, MCNIC, through its subsidiaries and joint ventures, engages in gas and oil exploration and production (E&P), provides pipeline and processing services, provides gas storage services, markets natural gas to large-volume customers and develops gas cogeneration and electric generation facilities. The sale of MCNIC's computer operations services subsidiary, Genix, was completed in June 1996. Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MCNIC.

                                  Gas Services

     Exploration & Production

            1.   MCNIC Oil & Gas Company (MOG), formerly known as
                 Supply Development Group, Inc., is engaged in natural gas and oil exploration, development and production in the Midwest/Appalachia, Midcontinent/Gulf Coast and Western regions of the U.S. Effective December 31, 1996, Huron Energy Company was merged into MOG. The following companies are direct subsidiaries of MOG:

                 a. Elmira Antrim Company
                 b. Geo Trend Exploration, Inc.
                 c. Green Oak Development Company
                 d. Green River Antrim Company
                 e. Otsego Exploration Company, L.L.C.
                 f. MCNIC Enhanced Production, Inc. (formerly known as
                    CoEnergy Enhanced Production, Inc.), has a 75% interest in Otsego EOR, L.L.C.
                 g. MCNIC Oil & Gas Midcontinent, Inc., as the surviving
                    entity after merger with CoEnergy Anadarko, Inc., MCNIC Oil & Gas Operating Company (formerly known as CoEnergy Operating Company), CoEnergy Midcontinent, Inc., and P'Bell Energy Company.

                 h. MCNIC Oil & Gas Canada, Inc. (a New Brunswick
                    corporation), (formerly known as CoEnergy Canadian Exploration, Inc.)
                 i. MCNIC Oil & Gas Properties, Inc. (formerly known as
                    CoEnergy Rockies, Inc.). Effective February 28, 1997, PetroVentures Exploration Company, Southwest Gas Supply, Inc., MGS Development Company and CoEnergy Central Exploration, Inc. will be merged into MCNIC Oil & Gas Properties, Inc.
                 j. MCNIC Oil & Gas Reid Properties, Inc. (a Delaware
                    corporation), (formerly known as Reid Holdings, Inc.)
                    i. Appalachian Methane, Inc., a Delaware corporation, holds a 50% interest in Buchanan Production Co., a Virginia general partnership.
                    ii. Appalachian Operators, Inc., a Delaware corporation, holds a 50% interest in Buchanan Production Co., a Virginia general partnership.
                    iii. MCNIC Oakwood Gathering, Inc. (a Delaware corporation), (formerly Oakwood Gathering, Inc.)
                 k. MCNIC West Coast Company
                 l. Warner Antrim Company

Pipelines & Processing

     MCNIC's Pipelines & Processing businesses are involved in ventures that gather and transport natural gas from producing fields to processing plants and/or markets. This business also includes plants which process natural gas to remove CO2 and other impurities and recover natural gas liquids. Additionally this segment has an investment in a methanol production facility.


            2. MCNIC Pipeline & Processing Company, formerly known as Pipeline & Processing Group, Inc., engages in pipeline and processing projects through the following subsidiaries and partnerships.

                 a. MCNIC Offshore Pipeline & Processing Company (formerly
                    known as CoEnergy Offshore Pipeline & Processing Company), holds a 33% interest in the Blue Dolphin System.
                 b. MCNIC Michigan Holdings, Inc., (formerly known as Otsego
                    Holdings, Inc.)
                    i. MCNIC CSG Pipeline Company (formerly known as CoEnergy CSG Pipeline Company), holds a 50% interest in Cardinal States Gathering.
                    ii.  Bagley Processing Company (47% partnership interest)
                    iii. Warner Treating Limited Liability Company (95%
                         interest transferred from Westside Pipeline Company on January 1, 1996)
                    iv. Terra-Westside Processing Company (85% interest transferred from Westside Pipeline Company on January 1, 1996)
                 c. MCNIC East Coast Pipeline Company (formerly known as East
                    Coast Pipeline Company), holds a 20% interest in Portland Natural Gas Transmission System.
                 d. MCNIC Jonah Pipeline Company (formerly known as Jonah
                    Pipeline Company), holds a 33% partnership interest in Jonah Gas Gathering Company.
                 e. MCNIC Gulf Coast Gathering Corporation, holds a 1% general partnership interest in Copano Field Services Group, L.P.
                 f. MCNIC Gulf Coast Limited, Inc., holds a 49% limited
                    partnership interest in Copano Field Services Group, L.P.
                 g. MCNIC Mobile Bay Gathering Company holds a 35% interest in
                    Dauphin Island Gathering Partners.
                 h. MCNIC Mobile Bay Processing Company holds a 49.5% interest in Mobile Bay Processing Partners.
                 i. MCNIC South Texas Gathering Company holds a 1% general
                    partnership interest in each of CFS/Copano Bay, L.P., CFS/South Texas, L.P., and CFS/Agua Dulce, L.P.

                 j. MCNIC Rodeo Gathering, Inc. (formerly known as Rodeo
                    Gathering, Inc.) holds an 80% interest in Black Bear Venture, L.L.C.
                 k. MCNIC General Methanol Company holds a 1% general
                    partnership interest in Lyondell Methanol Company, L.P.
                 l. MCNIC Methanol Holdings Company holds a 24% limited
                    partnership interest in Lyondell Methanol Company, L.P.

Gas Storage

            3. Storage Development Company, through joint ventures and strategic partnerships, develops and provides gas storage services to affiliated marketing companies, other gas utilities, pipeline companies and large-volume gas users. Storage Development Company holds a 33% interest in South Romeo Gas Storage Corporation.

                 a. South Romeo Gas Storage Company, a Michigan partnership in which Storage Development Company has a 50% interest, owns and operates the Washington 28 Storage Field, a 10 Bcf storage field in southeastern Michigan which provides storage services to MCNIC's Energy & Power Generation operations. South Romeo Gas Storage Company holds a 33% interest in South Romeo Gas Storage Corporation.

                 b. W-10 Holdings, Inc., holds a 50% interest in a partnership that intends to develop and operate the Washington 10 Storage Field, a 42 Bcf storage field in southeastern Michigan.

                 c. Blue Lake Holdings, Inc. (See description under Gas Distribution - MichCon)

                 d. The Orchards Golf Limited Partnership, a Michigan partnership in which Storage Development Company has a 50% interest, developed, owns and operates a residential community and golf course on 520 acres of land above the South Romeo gas storage field in southeastern Michigan.

Energy Marketing & Power Generation

     MCNIC's Energy Marketing & Power Generation businesses pursue gas-related opportunities throughout the United States and Canada, including marketing natural gas to utilities and other large-volume customers and investing in natural gas cogeneration and electric generation related projects and facilities.

            4. CoEnergy Trading Company is engaged in the purchase and sale of natural gas to large-volume gas users and gas and electric utilities in Michigan, the Midwest, the eastern United States and Canada. CoEnergy Trading Company holds a 50% interest in U.S. CoEnergy Services, a Wisconsin general partnership, a 50% interest in Torch-CoEnergy Limited Liablity Company and a 50% interest in Michigan Gas Exchange LLC.

            5. CoEnergy Canadian Holdings, Ltd., a New Brunswick corporation, was formed to market and sell natural gas in Canada and the northeastern United States.

            6. CoEnergy Supply Company engages in the purchase and sale of natural gas, a portion of which is produced by MOG, an affiliate.

            7. MCNIC Power Company, formerly known as Cogen Development Company, pursues cogeneration related opportunities throughout the United States and Canada.

                 a. CDC Ada, Inc., is a 99% limited partner in Ada Cogeneration Limited Partnership, which owns and operates a 30 megawatt natural gas-fueled cogeneration facility in western Michigan.

                 b. MCNIC Ada GP, Inc., was formed in 1996 to hold the 1% general partnership interest in the Ada Cogeneration Limited Partnership.

                 c. Ludington Cogeneration Co. is the 1% general partner in Michigan Power L.P., a joint venture that built and operates a 123 megawatt natural gas-fueled cogeneration plant in western Michigan.

                 d. Ludington Cogeneration Holdings, Ltd. is a 49% limited partner in the 123 megawatt cogeneration plant mentioned above.

                                Gas Technology

            8. Combustion Concepts, Inc., is engaged in the development of pressurized combustion technologies which provides increased fuel efficiency, heat uniformity and compactness of equipment.

                                    Other

            9. MCNIC International Holdings and MCNIC - GP International Holdings, each of Grand Cayman, Cayman Islands, hold a 99% and 1% interest, respectively, in IG-ONE LTD of Port-Louis, Mauritius. Subject to certain regulatory and other approvals, MCNIC, through IG-ONE LTD, has agreed to invest approximately $115 million (of which half will be funded through nonrecourse financing) in return for a 40 percent interest in Torrent Power Private Limited, a joint venture with Torrent Group of Ahmedabad, India. The joint venture will be involved in the electric generation and distribution business in western India.

     COMPUTER OPERATIONS SERVICES (SOLD JUNE 1996 - DISCONTINUED OPERATIONS)

     MCNIC completed the sale of its computer operations services subsidiary, Genix, in June 1996. At the time of its sale, Genix and its subsidiaries made up the largest Michigan based computer operations management firm and one of the top ten in the United States.



            1. The Genix Group, Inc., through the subsidiaries listed below, provided computer operations management, data processing, network design and management, large-scale electronic printing and mailing and business process solution services.

                 a. Genix Corporation, a Delaware corporation, located in
                    Pittsburgh, Pennsylvania.
                 b. MCN Computer Services, Inc., located in Dearborn, Michigan.
                 c. The Genix Group, Ltd., located in London, England.


E. MCN MICHIGAN LIMITED PARTNERSHIP (MCN Michigan): MCN is the 1% general partner in MCN Michigan, a Michigan limited partnership. MCN Michigan exists for the sole purpose of issuing its limited partnership interests to the public in the form of preferred securities and investing the proceeds thereof in debt securities of MCN.

F. MCN FINANCING I: MCN is the sole owner of MCN Financing I, a Delaware Business Trust. MCN Financing I exists for the sole purpose of issuing preferred securities to the public and lending the gross proceeds thereof to MCN in exchange for MCN's Junior Subordinated Debentures.

G. MCN FINANCING II: MCN is the sole owner of MCN Financing II, a Delaware Business Trust. MCN Financing II exists for the sole purpose of issuing preferred securities and lending the gross proceeds thereof to MCN.

II.   PUBLIC UTILITY PROPERTIES

A. MichCon owns the following integrated distribution, transmission, production and storage properties and facilities, all of which properties are located in the state of Michigan.

           At December 31, 1996, MichCon's distribution system included 16,257 miles of distribution mains, 1,065,088 service lines and 1,185,445 active meters. MichCon owns 2,509 miles of transmission and production lines which deliver natural gas to the distribution districts and interconnect its storage fields with the sources of supply and the market areas. MichCon's compressor facilities related to transmission and production have a total rated capacity of 28,300 horsepower and 4,764 horsepower, respectively. Properties relating to five underground natural gas storage fields with an aggregate working gas storage capacity of approximately 126 Bcf consist principally of 475 gas storage wells (89 of which are observation wells), 113 miles of field lines, dehydration plants and compressor facilities with a total rated capacity of 71,000 horsepower. MichCon also owns district office buildings, service buildings and gas receiving and metering stations. MichCon occupies its principal office buildings, portions of which are subleased, in Detroit and Grand Rapids, Michigan under long-term leases.

B. Citizens owns the following properties, all of which are located in Michigan.

           At December 31, 1996, Citizens' distribution system included 438 miles of distribution mains, 13,045 service lines, and 14,035 active meters. Citizens owns all of its properties used in the conduct of the utility business. Included are a two story office building and a one story service center (a new two story office building is under construction).

C.    SMGC owns the following properties, all of which are located in Missouri.

           At December 31, 1996, SMGC's distribution system included 242 miles of distribution mains, 5,418 service lines, and 4,122 active meters. SMGC owns 117 miles of transmission lines which deliver natural gas to the various cities it serves and metering stations. SMGC leases its office/service center.


III.  PUBLIC UTILITY DISTRIBUTION AND PURCHASE OF NATURAL GAS

A. During the year ended December 31, 1996, MichCon distributed and purchased the following volumes of natural gas:

      1. 217,672,000 Mcf of natural gas was distributed at retail within the state of Michigan. Also, 146,662,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

      2. No volumes of natural gas were distributed at retail outside the state of Michigan.

      3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

      4. 142,417,000 Mcf of natural gas was purchased from various suppliers outside of the state of Michigan. These volumes were transported by interstate pipeline suppliers to points of delivery within the state of Michigan.

B. During the year ended December 31, 1996, Citizens distributed and purchased the following volumes of natural gas:

      1. 3,286,000 Mcf of natural gas was distributed at retail within the state of Michigan and 233,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

      2. No volumes of natural gas were distributed at retail outside the state of Michigan.

      3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

      4. No volumes of natural gas were purchased outside the state of Michigan.

C. During the year ended December 31, 1996, SMGC distributed and purchased the following volumes of natural gas:

      1. 279,000 Mcf of natural gas was distributed at retail within the state of Missouri and 149,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Missouri.

      2. No volumes of natural gas were distributed at retail outside the state of Missouri.

      3. No volumes of natural gas were distributed at wholesale outside the state of Missouri.

      4. 280,000 Mcf of natural gas was purchased from suppliers outside the state of Missouri. These volumes were transported by Williams Natural Gas Company to a point of delivery within the state of Missouri.


IV.   INTEREST IN EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

      None.

                                    EXHIBITS


Exhibit A -  Attached hereto as Exhibit A are the unaudited Consolidating
             Statements of Income for the year ended December 31, 1996 and Consolidating Statements of Financial Position as of December 31, 1996, for MCN Corporation, MCNIC and the Gas Services segment of MCNIC.

Exhibit B -  Attached hereto as Exhibit B is the Financial Data Schedule summarizing certain financial information for MCN Corporation.

Exhibit C -  Corporate Structure, Exempt Wholesale Generators and Foreign
             Utility Companies

             Not applicable.

                                   SIGNATURES

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 1997.

                                              MCN CORPORATION


                                              By: /s/ Harold Gardner
                                                  ------------------
                                                  Harold Gardner
                                                  Vice President, Controller and
                                                  Chief Accounting Officer


CORPORATE SEAL:













Attest:



     /s/ Daniel L. Schiffer
---------------------------
         Daniel L. Schiffer
Senior Vice President,
General Counsel and Secretary



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Daniel L. Schiffer
Senior Vice President,
General Counsel and Secretary

MCN Corporation
500 Griswold Street
Detroit, Michigan  48226

                             MCN ENERGY GROUP INC.
                         CONSOLIDATING INCOME STATEMENT
                                 (IN THOUSANDS)
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                                                                      BLUE LAKE MCN        MCN           MCNIC
                                                        MCN      MICHCON   CITIZENS   HOLDINGS  FINANCING  MICHIGAN     CONSOL.
                                                      ---------------------------------------------------------------------------
OPERATING REVENUES
Gas and oil sales                                     $      -  $1,085,845    $17,112     $    -     $    -     $    -   $722,790
Transportation                                               -     130,781        257          -          -          -        441
Other                                                        -      42,159        100          -          -          -     11,210
                                                      ---------------------------------------------------------------------------
                                                             -   1,258,785     17,469          -          -          -    734,441
                                                      ---------------------------------------------------------------------------
OPERATING EXPENSES
Cost of gas                                                  -     636,594      9,655          -          -          -    557,340
Operation and maintenance                               (3,291)    294,281      4,082          -          -         (6)    80,330
Depreciation, depletion and amortization                 1,272      98,147        668          -          -          -     45,903
Property and other taxes                                 1,553      61,762        581          -          -          -     10,531
                                                      ---------------------------------------------------------------------------
                                                          (466)  1,090,784     14,986          -          -         (6)   694,104
                                                      ---------------------------------------------------------------------------
OPERATING INCOME                                           466     168,001      2,483          -          -          6     40,337
                                                      ---------------------------------------------------------------------------
EQUITY IN EARNINGS (LOSS) OF JOINT VENTURES               (325)        886          -      3,965          -          -     15,915
                                                      ---------------------------------------------------------------------------
OTHER INCOME AND (DEDUCTIONS)
Equity in earnings of subsidiaries                     150,356           -          -          -          -          -          -
Interest income                                            138       3,900         67          -      3,082      9,478      3,220
Interest on long-term debt                                 150     (40,703)       (37)         -          -          -    (25,928)
Other interest expense                                  (1,204)     (8,012)       (95)         -          -          -    (14,595)
Dividends on preferred securities of subsidiaries            -         (18)         -          -          -          -          -
Gains related to DIGP                                        -           -          -          -          -          -      6,384
Minority interest                                            -        (988)         -          -          -          -        (71)
Other                                                      331      (1,756)         5          -          -          -     (1,054)
                                                      ---------------------------------------------------------------------------
                                                       149,771     (47,577)       (60)         -      3,082      9,478    (32,044)
                                                      ---------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES                               149,912     121,310      2,423      3,965      3,082      9,484     24,208
INCOME TAX PROVISION (BENEFIT)                            (428)     41,486        851      1,390          -          -     (6,925)
                                                      ---------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                      150,340      79,824      1,572      2,575      3,082      9,484     31,133
                                                      ---------------------------------------------------------------------------
DISCONTINUED OPERATIONS
Income from operations                                       -           -          -          -          -          -      1,595
Gain on sale                                                 -           -          -          -          -          -     36,176
                                                      ---------------------------------------------------------------------------
                                                             -           -          -          -          -          -     37,771
                                                      ---------------------------------------------------------------------------
NET INCOME                                            $150,340  $   79,824    $ 1,572     $2,575     $3,082     $9,484   $ 68,904
                                                      ===========================================================================

                                                       ELIM. &        MCN
                                                       RECLASSES     CONSOL.
                                                      ------------------------
OPERATING REVENUES
Gas and oil sales                                       $   1,451    $1,827,198
Transportation                                            (11,460)      120,019
Other                                                      (3,418)       50,051
                                                       ------------------------
                                                          (13,427)    1,997,268
                                                       ------------------------
OPERATING EXPENSES
Cost of gas                                               (10,011)    1,193,578
Operation and maintenance                                  (3,416)      371,980
Depreciation, depletion and amortization                        -       145,990
Property and other taxes                                        -        74,427
                                                       ------------------------
                                                          (13,427)    1,785,975
                                                       ------------------------
OPERATING INCOME                                                -       211,293
                                                       ------------------------
EQUITY IN EARNINGS (LOSS) OF JOINT VENTURES                (2,574)       17,867
                                                       ------------------------
OTHER INCOME AND (DEDUCTIONS)
Equity in earnings of subsidiaries                       (150,356)            -
Interest income                                           (12,651)        7,234
Interest on long-term debt                                      1       (66,517)
Other interest expense                                     12,642       (11,264)
Dividends on preferred securities of subsidiaries         (12,356)      (12,374)
Gains related to DIGP                                           -         6,384
Minority interest                                               -        (1,059)
Other                                                        (146)       (2,620)
                                                       ------------------------
                                                         (162,866)      (80,216)
                                                       ------------------------
INCOME FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES                                 (165,440)      148,944
INCOME TAX PROVISION (BENEFIT)                                  1        36,375
                                                       ------------------------
INCOME FROM CONTINUING OPERATIONS                        (165,441)      112,569
                                                       ------------------------
DISCONTINUED OPERATIONS
Income from operations                                          -         1,595
Gain on sale                                                    -        36,176
                                                       ------------------------
                                                                -        37,771
                                                       ------------------------
NET INCOME                                              $(165,441)   $  150,340
                                                       ========================

                             MCN ENERGY GROUP INC.
                          CONSOLIDATING BALANCE SHEET
                                 (IN THOUSANDS)
                            AS OF DECEMBER 31, 1996
                                  (UNAUDITED)

                                                                                BLUE LAKE     MCN        MCN       MCNIC
                                                 MCN      MICHCON    CITIZENS   HOLDINGS   FINANCING  MICHIGAN    CONSOL.
                                               ----------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value) $  2,750  $   10,010    $   (55)   $     -    $     -   $      -  $   19,608
Accounts receivable                              18,858     187,143      1,541          -          -          -     198,777
Allowance for doubtful accounts                       -     (17,707)       (70)         -          -          -        (710)
Accrued unbilled revenues                             -     107,377      1,131          -          -          -           -
Gas in inventory                                      -      67,910          -          -          -          -      11,251
Property taxes assessed applicable to
     future periods                                 167      60,592         28          -          -          -       2,179
Accrued gas cost recovery revenues                    -      27,672          -          -          -          -           -
Other                                             1,084      23,025        508          -          -          -      28,315
                                               ----------------------------------------------------------------------------
                                                 22,859     466,022      3,083          -          -          -     259,420
                                               ----------------------------------------------------------------------------

DEFERRED CHARGES AND OTHER ASSETS
Investment in subsidiaries                      947,986           -          -          -          -          -           -
Investment in and advances to joint ventures      6,675      19,479          -     18,176          -          -     236,057
Deferred swap losses and receivables                  -           -          -          -          -          -      65,051
Deferred postretirement benefit costs                 -       4,863          -          -          -          -           -
Deferred environmental costs                          -      28,233      3,000          -          -          -           -
Prepaid benefit costs                                 -      64,307          -          -          -          -           -
Other                                             1,871      50,206      3,212        260     82,474    101,100      45,104
                                               ----------------------------------------------------------------------------
                                                956,532     167,088      6,212     18,436     82,474    101,100     346,212
                                               ----------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST           11,222   2,668,294     20,745          -          -          -   1,017,296
Less: Accumulated depreciation and depletion      3,254   1,243,060      7,728          -          -          -      81,158
                                               ----------------------------------------------------------------------------
                                                  7,968   1,425,234     13,017          -          -          -     936,138
                                               ----------------------------------------------------------------------------
                                               $987,359  $2,058,344    $22,312    $18,436    $82,474   $101,100  $1,541,770
                                               ============================================================================
                                                  ELIM. &       MCN
                                                 RECLASSES     CONSOL.
                                                -------------------------
ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value)  $    (1,851)   $   30,462
Accounts receivable                                 (25,236)      381,083
Allowance for doubtful accounts                           -       (18,487)
Accrued unbilled revenues                                 1       108,509
Gas in inventory                                          -        79,161
Property taxes assessed applicable to
     future periods                                       -        62,966
Accrued gas cost recovery revenues                        -        27,672
Other                                                   (70)       52,862
                                                -------------------------
                                                    (27,156)      724,228
                                                -------------------------

DEFERRED CHARGES AND OTHER ASSETS
Investment in subsidiaries                         (947,986)            -
Investment in and advances to joint ventures        (14,999)      265,388
Deferred swap losses and receivables                      -        65,051
Deferred postretirement benefit costs                   696         5,559
Deferred environmental costs                              -        31,233
Prepaid benefit costs                                (5,059)       59,248
Other                                              (183,886)      100,341
                                                -------------------------
                                                 (1,151,234)      526,820
                                                -------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST                    -     3,717,557
Less: Accumulated depreciation and depletion              1     1,335,201
                                                -------------------------
                                                         (1)    2,382,356
                                                -------------------------
                                                $(1,178,391)   $3,633,404
                                                =========================

                             MCN ENERGY GROUP INC.
                          CONSOLIDATING BALANCE SHEET
                                 (IN THOUSANDS)
                            AS OF DECEMBER 31, 1996
                                  (UNAUDITED)

                                                                                    BLUE LAKE     MCN        MCN       MCNIC
                                                    MCN       MICHCON    CITIZENS   HOLDINGS    FINANCING  MICHIGAN    CONSOL.
                                                 ------------------------------------------------------------------------------
LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                 $  2,354   $  130,725    $ 3,170    $   624    $     -   $      -   $  205,073
Notes payable                                           -      265,126      1,965          -          -          -       71,000
Current portion of long-term debt, capital
     lease obligations and redeemable
     cumulative preferred securities                    -       53,232         55          -          -          -       31,460
Federal income, property and other taxes
     payable                                           99       84,788        136         46          -          -       12,578
Customer deposits                                       -       12,860         21          -          -          -            -
Other                                               7,985       63,309      1,384          -          -          -       25,701
                                                 ------------------------------------------------------------------------------
                                                   10,438      610,040      6,731        670          -          -      345,812
                                                 ------------------------------------------------------------------------------

DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                  (5,789)      76,523      2,085      2,501          -          -       74,940
Unamortized investment tax credit                       -       34,588        331          -          -          -            -
Tax benefits amortizable to customers                   -      116,313          -          -          -          -            -
Deferred swap gains and payables                        -            -          -          -          -          -       48,365
Accrued environmental costs                             -       32,000      3,000          -          -          -            -
Minority interest                                       -       17,604          -          -          -          -          306
Other                                             198,101       43,954      1,375          -          -          -       18,466
                                                 ------------------------------------------------------------------------------
                                                  192,312      320,982      6,791      2,501          -          -      142,077
                                                 ------------------------------------------------------------------------------
CAPITALIZATION
Long-term debt, including capital
     lease obligations                                  -      550,318        365          -          -          -      701,357
Redeemable preferred securities of subsidiaries         -            -          -          -     77,236     96,573            -
Common shareholders' equity                       784,609      577,004      8,425     15,265      5,238      4,527      352,524
                                                 ------------------------------------------------------------------------------
                                                  784,609    1,127,322      8,790     15,265     82,474    101,100    1,053,881
                                                 ------------------------------------------------------------------------------
                                                 $987,359   $2,058,344    $22,312    $18,436    $82,474   $101,100   $1,541,770
                                                 ==============================================================================

                                                 ELIM. &      MCN
                                                 RECLASSES     CONSOL.
                                                 ------------------------
LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                 $   (24,024)  $  317,922
Notes payable                                         (1,965)     336,126
Current portion of long-term debt, capital
     lease obligations and redeemable
     cumulative preferred securities                       -       84,747
Federal income, property and other taxes
     payable                                              (1)      97,646
Customer deposits                                          -       12,881
Other                                                   (506)      97,873
                                                 ------------------------
                                                     (26,496)     947,195
                                                 ------------------------

DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                       (422)     149,838
Unamortized investment tax credit                          -       34,919
Tax benefits amortizable to customers                    183      116,496
Deferred swap gains and payables                           -       48,365
Accrued environmental costs                                -       35,000
Minority interest                                          1       17,911
Other                                               (188,633)      73,263
                                                 ------------------------
                                                    (188,871)     475,792
                                                 ------------------------
CAPITALIZATION
Long-term debt, including capital
     lease obligations                                     -    1,252,040
Redeemable preferred securities of subsidiaries            -      173,809
Common shareholders' equity                         (963,024)     784,568
                                                 ------------------------
                                                    (963,024)   2,210,417
                                                 ------------------------
                                                 $(1,178,391)  $3,633,404
                                                 ========================

                             MCN ENERGY GROUP INC.
                           MCN INVESTMENT CORPORATION
                         CONSOLIDATING INCOME STATEMENT
                                 (IN THOUSANDS)
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                                                                     THE       TOTAL
                                                                      COMBUSTION    GENIX       GAS     ELIM. &    MCNIC
                                                  MCNIC   BRIDGEWATER  CONCEPTS   GROUP, INC. SERVICES  RECLASSES  CONSOL.
                                                --------------------------------------------------------------------------
OPERATING REVENUES
Gas and oil sales                               $      -       $  -      $   -    $     -   $722,789   $      1   $722,790
Transportation                                         -          -          -          -        441          -        441
Other                                                  -          -          -     54,880     11,211    (54,881)    11,210
                                                --------------------------------------------------------------------------
                                                       -          -          -     54,880    734,441    (54,880)   734,441
                                                --------------------------------------------------------------------------

OPERATING EXPENSES
Cost of gas                                            -          -          -         (3)   557,340          3    557,340
Operation and maintenance                          2,770          -         83     45,552     77,477    (45,552)    80,330
Depreciation, depletion and amortization            (340)         -          6      3,425     46,238     (3,426)    45,903
Property and other taxes                             440         33          3      1,791     10,053     (1,789)    10,531
                                                --------------------------------------------------------------------------
                                                   2,870         33         92     50,765    691,108    (50,764)   694,104
                                                --------------------------------------------------------------------------
OPERATING INCOME (LOSS)                           (2,870)       (33)       (92)     4,115     43,333     (4,116)    40,337
                                                --------------------------------------------------------------------------

EQUITY IN EARNINGS (LOSS) OF JOINT VENTURES            -          -          -          -     15,915          -     15,915
                                                --------------------------------------------------------------------------

OTHER INCOME AND (DEDUCTIONS)
Equity in earnings of subsidiaries                48,834          -          -          -          -    (48,834)         -
Interest income                                   19,904          -          -        171      1,424    (18,279)     3,220
Interest on long-term debt                       (27,097)         -          -        (23)     1,168         24    (25,928)
Other interest expense                           (13,643)         -          -     (1,279)   (19,060)    19,387    (14,595)
Gains related to DIGP                                  -          -          -          -      6,384          -      6,384
Minority interest                                      -          -          -          -        (71)         -        (71)
Other                                               (975)        31         (3)      (315)      (107)       315     (1,054)
                                                --------------------------------------------------------------------------
                                                  27,023         31         (3)    (1,446)   (10,262)   (47,387)   (32,044)
                                                --------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                 24,153         (2)       (95)     2,669     48,986    (51,503)    24,208
INCOME TAX PROVISION (BENEFIT)                    (8,510)        (8)       (37)     1,074      1,630     (1,074)    (6,925)
                                                --------------------------------------------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS          32,663          6        (58)     1,595     47,356    (50,429)    31,133

DISCONTINUED OPERATIONS
Income from operations                                 -          -          -          -          -      1,595      1,595
Gain on sale                                      36,241          -        (65)         -          -          -     36,176
                                                --------------------------------------------------------------------------
                                                  36,241          -        (65)         -          -      1,595     37,771
                                                --------------------------------------------------------------------------

NET INCOME (LOSS)                               $ 68,904       $  6      $(123)   $ 1,595   $ 47,356   $(48,834)  $ 68,904
                                                ==========================================================================

                             MCN ENERGY GROUP INC.
                           MCN INVESTMENT CORPORATION
                          CONSOLIDATING BALANCE SHEET
                                 (IN THOUSANDS)
                            AS OF DECEMBER 31, 1996
                                  (UNAUDITED)

                                                                                     TOTAL
                                                                       COMBUSTION     GAS       ELIM. &        MCNIC
                                                MCNIC      BRIDGEWATER  CONCEPTS   SERVICES    RECLASSES       CONSOL.
                                               -------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value) $  446,945     $   31       $  9   $   20,802   $  (448,179)   $   19,608
Accounts receivable                                   148          -         53      210,460       (11,884)      198,777
Allowance for doubtful accounts                         -          -          -         (710)            -          (710)
Gas in inventory                                        -          -          -       11,251             -        11,251
Property taxes assessed applicable to
     future periods                                     -         13          -        2,165             1         2,179
Other                                               4,315          -          -       13,163        10,837        28,315
                                               -------------------------------------------------------------------------
                                                  451,408         44         62      257,131      (449,225)      259,420
                                               -------------------------------------------------------------------------

DEFERRED CHARGES AND OTHER ASSETS
Investment in subsidiaries                        612,349          -          -            -      (612,349)            -
Investment in and advances to joint ventures        1,427          -          -      234,630             -       236,057
Deferred swap losses and receivables                    -          -          -       65,051             -        65,051
Other                                              19,250         63         91       74,000       (48,300)       45,104
                                               -------------------------------------------------------------------------
                                                  633,026         63         91      373,681      (660,649)      346,212
                                               -------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST                 21        984         51    1,016,655          (415)    1,017,296
Less: Accumulated depreciation and depletion            -          -         37       81,121             -        81,158
                                               -------------------------------------------------------------------------
                                                       21        984         14      935,534          (415)      936,138
                                               -------------------------------------------------------------------------
                                               $1,084,455     $1,091       $167   $1,566,346   $(1,110,289)   $1,541,770
                                               =========================================================================

                             MCN ENERGY GROUP INC.
                           MCN INVESTMENT CORPORATION
                          CONSOLIDATING BALANCE SHEET
                                 (IN THOUSANDS)
                            AS OF DECEMBER 31, 1996
                                  (UNAUDITED)


                                                                         COMBUSTION     GAS      ELIM. &       MCNIC
                                                   MCNIC     BRIDGEWATER  CONCEPTS    SERVICES   RECLASSES     CONSOL.
                                                 ------------------------------------------------------------------------
LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                 $    3,998     $    1       $ 51   $  201,023 $         -     $  205,073
Notes payable                                       128,336          -          -      449,844    (507,180)        71,000
Current portion of long-term debt, capital lease
     obligations and redeemable cumulative
     preferred securities                                 -          -          -        1,460      30,000         31,460
Federal income, property and other taxes
     payable                                         10,431        288         19        1,839           1         12,578
Other                                                13,100          -          -       10,209       2,392         25,701
                                                 ------------------------------------------------------------------------
                                                    155,865        289         70      664,375    (474,787)       345,812
                                                 ------------------------------------------------------------------------

DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                     1,291        432         28      118,131     (44,942)        74,940
Deferred swap gains and payables                          -          -          -       48,365           -         48,365
Minority interest                                         -          -          -          306           -            306
Other                                                11,912          -         64       13,283      (6,793)        18,466
                                                 ------------------------------------------------------------------------
                                                     13,203        432         92      180,085     (51,735)       142,077
                                                 ------------------------------------------------------------------------

CAPITALIZATION
Long-term debt, including capital
     lease obligations                              562,822          -          -      109,952      28,583        701,357
Common shareholders' equity                         352,565        370          5      611,934    (612,350)       352,524
                                                 ------------------------------------------------------------------------
                                                    915,387        370          5      721,886    (583,767)     1,053,881
                                                 ------------------------------------------------------------------------
                                                 $1,084,455     $1,091       $167   $1,566,346 $(1,110,289)    $1,541,770
                                                 ========================================================================

                             MCN ENERGY GROUP INC.
                                  GAS SERVICES
                         CONSOLIDATING INCOME STATEMENT
                                 (IN THOUSANDS)
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                                                                                                       MCNIC
                                                                                                                     PIPELINE &
                                                                                     MCNIC     STORAGE      MCNIC    PROCESSING
                                                   COENERGY    COENERGY   COENERGY   POWER      DEVEL.    OIL & GAS    GROUP
                                                   CANADIAN    TRADING    SUPPLY     CONSOL.    CONSOL.    CONSOL.    CONSOL.
                                                   ---------------------------------------------------------------------------
OPERATING REVENUES
Gas and oil sales                                   $ -       $590,861    $76,836    $41,871    $     8   $ 133,977    $     -
Transportation                                        -              -          -          -          -           -        441
Other                                                 -          1,047          -        271      4,410       3,965      5,928
                                                   ---------------------------------------------------------------------------
                                                      -        591,908     76,836     42,142      4,418     137,942      6,369
                                                   ---------------------------------------------------------------------------

OPERATING EXPENSES
Cost of gas                                           -        568,811     74,043     35,068          7         173          -
Operation and maintenance                             -         18,418          -      2,216      5,680      50,608      4,964
Depreciation, depletion and amortization              -            916          -        (90)         -      44,469        944
Property and other taxes                              -             81         63        125          -       9,457        327
                                                   ---------------------------------------------------------------------------
                                                      -        588,226     74,106     37,319      5,687     104,707      6,235
                                                   ---------------------------------------------------------------------------
OPERATING INCOME (LOSS)                               -          3,682      2,730      4,823     (1,269)     33,235        134
                                                   ---------------------------------------------------------------------------
EQUITY IN EARNINGS (LOSS) OF JOINT VENTURES           -            212          -       (211)     5,324           -     10,590
                                                   ---------------------------------------------------------------------------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                      82            678          -         82        186         208        189
Interest on long-term debt                            -              -          -          -        (28)      1,926       (730)
Other interest expense                                -         (3,397)         -          -          -     (10,302)    (5,359)
Dividends on preferred securities subsidiaries        -              -          -          -          -           -      6,384
Minority interest                                     -              -          -          -          -           -        (71)
Other                                                (4)            30         (1)       152       (276)        (47)        35
                                                   ---------------------------------------------------------------------------
                                                     78         (2,689)        (1)       234       (118)     (8,215)       448
                                                   ---------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                           78          1,205      2,729      4,846      3,937      25,020     11,172
INCOME TAX PROVISION (BENEFIT)                       35            457        955      1,687        928      (6,487)     4,055
                                                   ---------------------------------------------------------------------------
NET INCOME                                          $43       $    748    $ 1,774    $ 3,159    $ 3,009    $ 31,507    $ 7,117
                                                   ===========================================================================



                                                             TOTAL
                                                              GAS
                                                   ELIM.    SERVICES
                                                 --------------------
OPERATING REVENUES
Gas and oil sales                                $(120,764)  $722,789
Transportation                                           -        441
Other                                               (4,410)    11,211
                                                 --------------------
                                                  (125,174)   734,441
                                                 --------------------

OPERATING EXPENSES
Cost of gas                                       (120,762)   557,340
Operation and maintenance                           (4,409)    77,477
Depreciation, depletion and amortization                (1)    46,238
Property and other taxes                                 -     10,053
                                                 --------------------
                                                  (125,172)   691,108
                                                 --------------------
OPERATING INCOME (LOSS)                                 (2)    43,333
                                                 --------------------
EQUITY IN EARNINGS (LOSS) OF JOINT VENTURES              -     15,915
                                                 --------------------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                         (1)     1,424
Interest on long-term debt                               -      1,168
Other interest expense                                  (2)   (19,060)
Dividends on preferred securities subsidiaries           -      6,384
Minority interest                                        -        (71)
Other                                                    4       (107)
                                                 --------------------
                                                         1    (10,262)
                                                 --------------------

INCOME BEFORE INCOME TAXES                              (1)    48,986
INCOME TAX PROVISION (BENEFIT)                           -      1,630
                                                 --------------------
NET INCOME                                       $      (1)  $ 47,356
                                                 ====================

                             MCN ENERGY GROUP INC.
                                  GAS SERVICES
                          CONSOLIDATING BALANCE SHEET
                                 (IN THOUSANDS)
                            AS OF DECEMBER 31, 1996
                                  (UNAUDITED)

                                                                                                                   MCNIC
                                                                                                                 PIPELINE &
                                                                                   MCNIC     STORAGE     MCNIC   PROCESSING
                                                 COENERGY   COENERGY   COENERGY    POWER     DEVEL.    OIL & GAS   GROUP,
                                                 CANADIAN   TRADING    SUPPLY CO.  CONSOL.   CONSOL.    CONSOL.    CONSOL.
                                                 ------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value)   $1,895   $ 10,374     $    -    $ 4,108    $    82   $    960   $  3,384
Accounts receivable                                   -    154,750      6,834      7,231         (1)    54,622      2,615
Allowance for doubtful account                        -       (710)         -          -          -          -          -
Gas in inventory                                      -      9,640          -      1,611          -          -          -
Property taxes assessed applicable to
     future periods                                   -          1          -          -          -      1,782        382
Other                                                 -     13,343          -         50         25        641       (896)
                                                 ------------------------------------------------------------------------
                                                  1,895    187,398      6,834     13,000        106     58,005      5,485
                                                 ------------------------------------------------------------------------

DEFERRED CHARGES AND OTHER ASSETS
Investment in and advances to joint ventures          -        504          -     27,233     29,946          -    176,946
Deferred swap losses and receivables                  -     65,051          -          -          -          -          -
Other                                                 9     14,591          -      4,594      4,048     39,029     11,973
                                                 ------------------------------------------------------------------------
                                                      9     80,146          -     31,827     33,994     39,029    188,919
                                                 ------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST                -      2,961          -      2,885        598    982,318     27,895
Less: Accumulated depreciation and depletion          -        422          -          3          -     79,427      1,269
                                                 ------------------------------------------------------------------------
                                                      -      2,539          -      2,882        598    902,891     26,626
                                                 ------------------------------------------------------------------------
                                                 $1,904   $270,083     $6,834    $47,709    $34,698   $999,925   $221,030
                                                 ========================================================================



                                                               TOTAL
                                                                GAS
                                                   ELIM.      SERVICES
                                                  ---------------------
ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value)    $     (1)  $   20,802
Accounts receivable                                (15,591)     210,460
Allowance for doubtful account                           -         (710)
Gas in inventory                                         -       11,251
Property taxes assessed applicable to
     future periods                                      -        2,165
Other                                                    -       13,163
                                                  ---------------------
                                                   (15,592)     257,131
                                                  ---------------------

DEFERRED CHARGES AND OTHER ASSETS
Investment in and advances to joint ventures             1      234,630
Deferred swap losses and receivables                     -       65,051
Other                                                 (244)      74,000
                                                  ---------------------
                                                      (243)     373,681
                                                  ---------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST                  (2)   1,016,655
Less: Accumulated depreciation and depletion             -       81,121
                                                  ---------------------
                                                        (2)     935,534
                                                  ---------------------
                                                  $(15,837)  $1,566,346
                                                  =====================

                             MCN ENERGY GROUP INC.
                                  GAS SERVICES
                          CONSOLIDATING BALANCE SHEET
                                 (IN THOUSANDS)
                            AS OF DECEMBER 31, 1996
                                  (UNAUDITED)

                                                                                                                   MCNIC
                                                                                                                 PIPELINE &
                                                                                 MCNIC     STORAGE     MCNIC     PROCESSING
                                                COENERGY  COENERGY   COENERGY    POWER      DEVEL.    OIL & GAS    GROUP,
                                                CANADIAN   TRADING    SUPPLY     CONSOL.    CONSOL.    CONSOL.     CONSOL.
                                                --------------------------------------------------------------------------
LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                 $1,474   $113,168    $15,705    $ 5,250    $   420   $ 68,794   $ 12,050
Notes payable                                         -    101,863          -      3,000          -    219,826    125,156
Current portion of long-term debt, capital
     lease obligations and redeemable
     cumulative preferred securities                  -          -          -          -          -      1,460          -
Federal income, property and other taxes
     payable                                       (107)      (320)       (38)       454        443        486        921
Other                                                 -      6,272          -         (2)         -      2,938      1,001
                                                 ------------------------------------------------------------------------
                                                  1,367    220,983     15,667      8,702        863    293,504    139,128
                                                 ------------------------------------------------------------------------

DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                     -       (355)        21     11,000      3,473     96,302      7,689
Deferred swap gains and payables                      -     48,365          -          -          -          -          -
Minority interest                                     -          -          -          -          -          -        306
Other                                                 -      6,349         (1)     2,035         (1)     2,501      2,399
                                                 ------------------------------------------------------------------------
                                                      -     54,359         20     13,035      3,472     98,803     10,394
                                                 ------------------------------------------------------------------------

CAPITALIZATION
Long-term debt, including capital
     lease obligations                                -          -          -          -        759    109,098         95
Common shareholders' equity                         537     (5,259)    (8,853)    25,972     29,604    498,520     71,413
                                                 ------------------------------------------------------------------------
                                                    537     (5,259)    (8,853)    25,972     30,363    607,618     71,508
                                                 ------------------------------------------------------------------------
                                                 $1,904   $270,083    $ 6,834    $47,709    $34,698   $999,925   $221,030
                                                 =========================================================================



                                                              TOTAL
                                                              GAS
                                                   ELIM.    SERVICES
                                                  ---------------------
LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                  $(15,838)  $  201,023
Notes payable                                           (1)     449,844
Current portion of long-term debt, capital
     lease obligations and redeemable
     cumulative preferred securities                     -        1,460
Federal income, property and other taxes
     payable                                             -        1,839
Other                                                    -       10,209
                                                  ---------------------
                                                   (15,839)     664,375
                                                  ---------------------

DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                        1      118,131
Deferred swap gains and payables                         -       48,365
Minority interest                                        -          306
Other                                                    1       13,283
                                                  ---------------------
                                                         2      180,085
                                                  ---------------------

CAPITALIZATION
Long-term debt, including capital
     lease obligations                                   -      109,952
Common shareholders' equity                              -      611,934
                                                  ---------------------
                                                         -      721,886
                                                  ---------------------
                                                  $(15,837)  $1,566,346
                                                  =====================

                                MCN Corporation
                            Financial Data Schedule


     This schedule contains MCN Corporation's summary financial information extracted from the consolidated balance sheet as of December 31, 1996, and the related statement of consolidated income for the year ended December 31, 1996, and is qualified in its entirety by reference to such financial statements.



                                                       1996
                                                MCN Corporation
            Item No.     Caption Heading        Consolidated (000s)
            --------  ------------------------  -------------------

              1       Total Assets                $3,633,404
              2       Total Operating Revenues     1,997,268
              3       Net Income                     150,340